UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Partial Sale of UPI InfraCo

CADE’s Approval

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in addition to the Material Facts disclosed on January 25, 2021, April 12, 2021, July 7, 2021 and October 1, 2021, hereby informs its shareholders and the market in general that, it noted that the General Superintendence of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) published on this date the Order SG no. 1538/2021 approving the operation of partial sale of UPI InfraCo (“Transaction”), without restrictions. According to the applicable law, the approval decision will become final within 15 calendar days from its publication, if there is no appeal by interested third party or the Transaction is revoked by the CADE Administrative Court.

The effective completion of the Transaction is subject to the prior consent of Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), as well as to the fulfillment of usual precedent conditions for transactions of this nature, as provided in the Investment Agreement and Other Covenants.

The Company will keep its shareholders and the market informed of any relevant development regarding the Transaction.

Rio de Janeiro, October 18, 2021.

Oi S.A. – In Judicial Reorganization

Cristiane Barretto Sales

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer and Investor Relations Officer